[Exhibit a(20)]










                      [Letterhead of ITT Corporation]


                                   DATE:          October 14, 1997
                                   CONTACT:       Jim Gallagher
                                   TELEPHONE:     212-258-1261


                           FOR IMMEDIATE RELEASE


                 ITT REPORTS STRONG THIRD QUARTER EARNINGS


          NEW YORK, NY, October 14, 1997 -- ITT Corporation today reported third quarter net income, excluding one-time items and assets held for disposition, of $83 million, or 69 cents per share, compared with the 1996 third quarter net income on the same basis of $68 million, or 58 cents per share. Earnings before interest, taxes, depreciation and amortization (EBITDA) for the 1997 quarter was $262 million versus $228 million in the 1996 third quarter. Revenues, excluding assets held for sale, of $1.64 billion were 2% above the $1.61 billion in the 1996 third quarter.

          Reported third quarter 1997 net income was $61 million, or 51 cents per share compared with $67 million, or 57 cents per share in the 1996 quarter including the following one-time items:

          o An after-tax provision of $17 million (also $17 million pre-tax), or 14 cents per share, for costs associated with the hostile offer for the Company by Hilton Hotels
               Corporation in the 1997 third quarter.

          o An after-tax loss of $5 million ($8 million pre-tax), or 4 cents per share, in the 1997 third quarter at The Desert Inn in Las Vegas and the Company's riverboat casino in Tunica, Mississippi. ITT has decided to dispose of these properties and accordingly has reflected them as assets held for sale. The 1996 third quarter included an after-tax loss of $1 million ($3 million pre-tax), or 1 cent per share from these properties and for ITT's interest in MSG and WBIS+-TV, which it has also agreed to sell.

                                  - more -

Page 2 - ITT Reports Strong Third Quarter Earnings

          "All of our businesses performed well in the quarter," said Rand
V. Araskog, chairman and chief executive. "Our hotel operations posted double digit EBITDA increases in every geographic area in the world. Our gaming business also registered a strong performance. We will complete the major construction projects during the fourth quarter, positioning our gaming business for double digit growth in 1998," Mr. Araskog continued. "Educational Services achieved a 23% increase in EBITDA for the quarter and World Directories operations were strong though significantly affected by foreign exchange effects," Mr. Araskog said. "Based on current trends, we are confident in our ability to exceed the performance goals we have set for this year and beyond. Further, we are committed to creating economic value for our shareholders that is superior to Hilton's inadequate hostile offer," Mr. Araskog concluded.

          In Hotels, ITT Sheraton, with its 423 hotels worldwide, generated EBITDA of $148 million, an 18 percent increase over $125 million in the 1996 quarter. Hotel EBITDA benefited from continued improvement in RevPar and operating margins, partially offset internationally by unfavorable foreign exchange translation adjustments and the impact of major property renovations. Results in North America were particularly strong with EBITDA from owned hotels increasing 18% from a year ago driven by a RevPar increase of 12% which consisted of a 10% increase in ADR and a 2% increase in occupancy. Owned hotels continue to be the primary driver of the improved performance, with EBITDA increasing to $107 million in the quarter from $91 million a year ago. EBITDA margins for owned hotels increased to 28% from 24% in last year's third quarter.

          In gaming operations, excluding assets held for sale, third quarter EBITDA was $71 million, equal to the 1996 quarter results despite the final stages of construction disruption in Las Vegas and abnormally low hold at the Lake Tahoe Property. The first 17 stories of the new tower at Caesars Palace, with 600 of the largest rooms in Las Vegas, will open on November 7. The remaining 550 rooms of that tower and the new tower at Caesars Atlantic City with 620 rooms will open in December, positioning both of these properties for growth in 1998 and beyond.


                                  - more -

Page 3 - ITT Reports Strong Third Quarter Earnings

          At the two gaming properties planned for disposition, the Desert Inn posted an EBITDA loss of $5 million in the 1997 quarter versus $3 million of EBITDA in the 1996 quarter due to the continued effects of the ongoing construction. The riverboat casino in Tunica, Mississippi posted third quarter EBITDA of $1 million in both the 1997 and 1996 quarters.

          At ITT World Directories, ITT's overseas yellow pages publishing business which operates in seven countries, EBITDA decreased 8% to $54 million in the 1997 quarter from $59 million in the 1996 quarter. Cost reductions achieved in the quarter were more than offset by $9 million of negative foreign exchange translation adjustments. Excluding foreign currency effects, EBITDA would have been $63 million in the 1997 quarter.

          At ITT Educational Services (NYSE:ESI), ITT's 83.3%-owned post-secondary technical schools operations with 63 schools in 27 states, EBITDA increased to $16 million in the 1997 quarter from $13 million in the 1996 quarter, on a 12% increase in revenues. ESI attributed its sustained earnings growth to gains in total student enrollment as well as continuing improvement in operating margins.

          Net income for the first nine months of 1997, excluding all one-time items and assets held for disposition, was $201 million, or $1.70 per share, a 14% increase over the comparable $176 million, or $1.49 per share in the 1996 period. Reported earnings for the first nine months were $340 million or $2.87 per share compared with $183 million, or $1.54 per share in the 1996 period. Revenues, excluding assets held for sale, of $4.77 billion were 3% above the comparable $4.63 billion in the year ago period.


                                  - ITT -

                              ITT Corporation
                   Comparable Earnings and Segment EBITDA
                     Third Quarter and Nine Months 1997
                                ($ millions)



Comparable Earnings.....................
                                                          Third Quarter
                                                  1997                  1996
                                         --------------------- -----------------------
                                                     Earnings                 Earning
                                         Net Income  Per Share   Net Income   Per Share


Net Income as Reported                   $    61     $  0.51     $     67     $  0.57

   Assets held for Disposition                 5        0.04            1        0.01
   Hilton Proposal & Distribution Costs       17        0.14            -        -
                                         ----------  -------     ----------   -------
Comparable Net Income                    $    83     $  0.69     $     68     $  0.58
                                         ==========  =======     ==========   =======




Comparable Earnings.....................
                                                           Nine Months
                                                  1997                  1996
                                         --------------------- -----------------------

                                                     Earnings                 Earning
                                         Net Income  Per Share   Net Income   Per Share

Net Income as Reported                   $   340     $  2.87     $    183     $  1.54

   Assets held for Disposition                16        0.14           (7)      (0.05)
   Gain on Sale : Alcatel                   (106)      (0.90)           -           -
   Gain on Sale : MSG                       (116)      (0.99)           -           -
   Restructuring                              33        0.28            -           -
   Hilton Proposal & Distribution Costs       34        0.30            -           -
                                         ----------  ---------   ----------   -------
Comparable Net Income                    $   201     $  1.70     $    176     $  1.49
                                         ==========  =========   ==========   =======



Segment EBITDA...................
  Third Quarter                                               Nine Months
 1997    1996                                               1997      1996
------  ------                                             ------    ------
                  Segment EBITDA before Assets held for
                  Disposition, Minority & Other
$  289   $  268   Operating Expenses                       $  798    $  764

     7        2   Assets held for Disposition                  27       (11)
    68       66   Depreciation & amortization                 210       186
    51       53   Interest, net                               161       171
                  Other operating and non-operating
    14       14     expenses                                   40        53
     -        -   Gain on Sale : Alcatel                     (183)        -
     -        -   Gain on Sale : MSG                         (200)        -
     -        -   Restructuring                                58         -
    17        -   Hilton Proposal & Distribution costs         46         -
    63       53   Tax provision                               276       153
     8       13   Minority equity in net income                23        29
------   ------                                            ------     -----
$   61   $   67   Net Income                               $  340     $ 183
======   ======                                            ======     =====

$ 0.51   $ 0.57   Earnings per Share                       $ 2.87     $1.54

 118.8    118.2   Weighted Average Shares                   118.6     118.4


                        ITT Corporation ... EBITDA*
                     Third Quarter and Nine Months 1997
                                ($ millions)


                         EBITDA...................
 Third Quarter                                               Nine Months

 1997     1996                                            1997         1996
------   ------                                          ------       ------
                    Hotels
$  107   $   91       Owned & Leased                     $  307       $  268
                       Joint Ventures,
    41       34         Managed & Others                    111           87
------   ------                                          ------       ------
   148      125                                             418          355

    71       71     Gaming                                  203          220
    70       72     Information Services                    177          189

                    Segment EBITDA before Assets held
------   ------     for Disposition, Minority & Other    ------       ------
$  289   $  268        Operating Expenses                $  798       $  764
======   ======                                          ======       ======


$  289   $  268     Segment EBITDA from above            $  798       $  764
   (13)     (12)      Other Operating Expenses              (51)         (46)
   (14)     (28)      Minority                              (44)         (65)
------   ------                                          ------       ------
$  262   $  228     Total Economic EBITDA*               $  703       $  653
======   ======                                          ======       ======


*EBITDA represents the Corporation's earnings before interest, taxes, depreciation and amortization and is presented as a measure of the ability of the Corporation to generate cash flow. "Total Economic EBITDA" represents the EBIDTA generated by the business segments reduced for the minority owned position and overhead.

              ITT Corporation ... Revenues & Hotel Statistics
                     Third Quarter and Nine Months 1997


                        Revenues...................
  Third Quarter                                         Nine Months

  1997        1996                                  1997           1996
--------  --------                                --------       --------
                    Hotels
$   379   $   373     Owned & Leased              $ 1,116        $ 1,048
                        Joint Ventures,
    772       731         Managed & Other           2,255          2,142

    265       273   Gaming                            779            807

    223       236   Information Services              623            634

--------  --------                                -------        -------
$ 1,639   $ 1,613                Total            $ 4,773        $ 4,631

     43        52   Assets held for Disposition       124            174
-------   -------                                 -------        -------
$ 1,682   $ 1,665   Total                         $ 4,897        $ 4,805
=======   =======                                 ========       =======



                      Owned Hotels...................
  Third Quarter                                         Nine Months

 1997       1996(1)                                 1997           1996(1)
------    -------                                  ------         ------
                      Average Daily Rate
$   164   $   149       North America              $  169         $  153
    158       159       Outside North America         150            146
    161       155       Worldwide                     161            155

                      REVPAR
$   127   $   113       North America              $  126         $  114
    116       112       Outside North America         108            105
    121       113       Worldwide                     121            113



(1) The five hotels sold to Felcor in 1997 have been reclassified from owned hotels to managed hotels for this presentation.